September 5, 2012

United States Securities and Exchange Commission

1 Station Place, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn: Jeffrey Gordon, Staff Accountant

RE:	Northwest Pipe Company
Item 4.01 Form 8-K
Filed August 24, 2012
File No. 000-27140

Dear Mr. Gordon:

Thank you for your comments regarding the above referenced filing. The following sets forth the comments made in your letter dated August 29, 2012 and our responses thereto:

1. Comment: Please amend the Form 8-K to state whether the former accountant’s reports, instead of report, on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

Response:

In our Amended Form 8-K filed September 5, 2012, we have revised our disclosure as requested.

2. Comment: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:

In our Amended Form 8-K filed September 5, 2012, we have obtained and filed an updated Exhibit 16 letter from our former accountants stating whether the accountant agrees with the statements made in our amended Form 8-K.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6250 | Fax (360) 397-6257

www.nwpipe.com

Respectfully yours,

/s/ Robin Gantt

Robin Gantt

Vice President and Chief Financial Officer